January 18, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (301) 986-5554

Douglas J. Donatelli
President and Chief Executive Officer
First Potomac Realty Trust
7600 Wisconsin Avenue, 11th Floor
Bethesda, Maryland 20814

> **Re:** **First Potomac Realty Trust**
> **Definitive 14A**
> **Filed April 11, 2007**
> **File No. 001-31824**

Dear Mr. Donatelli:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3401.

Sincerely,

Jennifer Gowetski
Attorney-Advisor